Exhibit 77c:

Matters Submitted to a Vote of Security Holders

On July 21, 2014, a Special Meeting of Shareholders of The Government Street Equity Fund, The Government Street Mid-Cap Fund and The Alabama Tax Free Bond Fund (the "Government Street Funds"), each a series of the Trust, was held for the purpose of approving a proposed new investment advisory agreement by and between the Trust and the Adviser, on behalf of each of the Government Street Funds, as a result of a change in the ownership structure of the Adviser.

Shareholders approved a new investment advisory agreement with respect to each Government Street Fund under which the Adviser will continue to act as the investment adviser by a vote as follows:

Fund	For	Against	Abstain	For Votes as % of Shares Voted
The Government Street Equity Fund	1,196,086.619	0	89.002	99.99%
The Government Street Mid-Cap Fund	2,337,436.765	0	0	100%
The Alabama Tax Free Bond Fund	2,574,711.440	0	0	100%